September 11, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Coastal Financial Corporation
Offering Statement on Form 1-A
Request for Qualification
File No. 024-10471

Ladies and Gentlemen:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Circular on Form 1-A, Coastal Financial Corporation (the “Company”) hereby requests that said Offering Circular on Form 1-A be qualified on Wednesday, September 16, 2015.

The Company is relying on exemptions from state registration or qualification for transactions involving a statutory merger and is not required to qualify the offering of securities in any state.

If you have any questions regarding this request, please telephone Aaron M. Kaslow of Kilpatrick Townsend & Stockton LLP at 202.508.5825.

Very truly yours,

COASTAL FINANCIAL CORPORATION

/s/ Eric Sprink

Eric Sprink
President and Chief Executive Officer

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission

Erin Purnell, U.S. Securities and Exchange Commission